PMA Securities, LLC

Statement of Financial Condition
December 31, 2020

Filed as Public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PMA Securities, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2135 CityGate Lane, 7th Floor

(No. and Street)

Naperville	IL	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Davis   (630) 657-6400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Davis _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PMA Securities, LLC _____ , as

of December 31 _____, 20 2020 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
PMA Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of PMA Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 24, 2021

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1

PMA Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	2,058,008
Receivable from clearing broker		642,637
Receivable from related party		3,665,772
Accounts receivable		339,112
Prepaid expenses		73,028
Other assets		18,027
Total Assets	$	6,796,584
Liabilities and Member's Equity		
Payable to related party	$	100
Accounts payable and accrued expenses		12,115
Member's equity		6,784,369
Total Liabilities and Member's Equity	$	6,796,584

See Notes to Statements of Financial Condition.

PMA Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

PMA Securities, LLC (the Company) has been organized to provide local government investment pools, municipal securities, government securities, certificates of deposit, and money market funds as investments and financial advisory services to public-sector clients and other institutional entities. The Company is registered as a broker-dealer and municipal advisor with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board and is a member of the Financial Industry Regulatory Authority.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a government securities broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the required books and records.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, changes in member's equity, and cash flows.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers highly liquid investments that have original maturities of three months or less at the date of acquisition to be cash equivalents.

Accounts receivable: Receivables represent fees earned, but not yet received and are carried at original amount owed less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2020, there was no allowance for doubtful accounts.

Credit losses: The Company regularly evaluates accounts receivable for expected credit losses. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each customer's trade accounts receivables. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of customers. Management's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of each customer's financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. For the year ended December 31, 2020, management also considered the current and estimated future economic and market conditions resulting from the COVID-19 pandemic in the determination of our estimated credit losses.

PMA Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Estimates are used to determine the expected loss allowances. Such allowances are based on management's assessment of anticipated payment, taking into account available historical and current information as well as management's assessment of potential future developments. Management is continuously monitoring their assumptions used to determine their expected credit losses, including the impact of COVID-19, which could cause the Company to record additional material credit losses in future periods.

Revenue recognition: The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred. Financial advisory, commissions and remarketing fees are recognized as earned.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company buys and sells certificates of deposit, savings deposit accounts, and securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Certificate of deposit and securities commissions paid to the Company are made at the time of placement. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company receives a fee on the placement of savings deposit accounts based on an interest rate on the customer's daily balance. The fee is calculated daily and recognized at the end of the month.

The Company provides financial advisory services to customers. Revenues are earned from services provided by the Company related to the debt structuring and debt issuance of the customer. A financial advisory agreement between the Company and the customer determines the fee. The Company believes that the date of the customer bond closing is the appropriate point in time to recognize revenue and the performance obligation for the financial advisory services is complete as there are no significant actions which the Company needs to take subsequent to this date. Payment is received by the Company on the bond closing date.

The Company provides marketing services to local government investment pools on a daily basis. The Company believes the performance obligation for providing the marketing services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are paid to the Company monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

PMA Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is a single-member limited liability company that is treated as a disregarded entity for tax purposes and its performance is reported in the tax return of it's parent. The parent is in turn a pass through entity and its performance is taxable to the owners of the parent. Therefore, these statements do not include any provision for corporate income taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.   For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2017.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncements: In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of January 1, 2020 related to the above noted financial assets within the scope of Accounting Standards Codification 326 and identified no material current expected credit loss to be recorded.

Note 2.   Receivable from Clearing Broker

At December 31, 2020, receivable from clearing broker consists of cash deposited at the Company's clearing broker totaling $642,637. Cash held by the clearing broker may serve as clearing deposits and be effectively restricted from use of the Company, see Note 3.

PMA Securities, LLC

Notes to Statement of Financial Condition

Note 3.   Concentration of Credit Risk

As reflected in Note 1, the Company operates in part under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Exchange Act. Since the Company does not clear its own securities transactions for certain securities, it has established accounts with a clearing broker for this purpose. This can and does result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2019, the Company had a clearing deposit at the clearing broker of $100,000, which is included on the Statement of Financial Condition in receivable from clearing broker. Additional terms of the clearance agreement require the Company to maintain a minimum coverage on its broker's fidelity bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it may be liable for expenses incurred by the clearing broker in connection with transferring, converting or closing the accounts held at the clearing broker. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company engages in dealing in government securities including those backed or guaranteed by the full faith and credit of the United States government. As part of its activities, the Company maintains an account titled *Special Account for the Exclusive Benefit of Customers* for its government securities clearing activities and operates in part under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Exchange Act.

The Company maintains cash balances at several financial institutions. Accounts at each institution may exceed insured limits of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 4.   Related-Party Transactions

Pursuant to an agreement, the Company has been billed for salaries, benefits, promotions, and rent by PMA Financial Network, LLC in which the member of the Company is also a member. The amount owed to the Company by PMA Financial Network, LLC for marketing fees, commissions and other business purposes at December 31, 2020 was $3,665,772 included in receivable from related party on the Statement of Financial Condition.

Note 5.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $2,688,430, which was $2,588,430 in excess of its required net capital of $100,000. At December 31, 2020, the Company's aggregate indebtedness to net capital ratio was 0.005 to 1.